Exhibit 99.1

Borr Drilling Limited – Increase in share capital

Borr Drilling Limited (OSE, NYSE: BORR) has during the month of March 2022, issued 1,521,944 new common shares at the New York Stock Exchange under the At-The-Market program announced on July 6, 2021, at an average price of $3.431 per share. Following such issuance, Borr Drilling has an issued share capital of $15,207,345.20 divided into 152,073,452 common shares with a par value of $0.10 per share.

March 31, 2022
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.